Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Aegon Ltd.

Commission File No. : 001-10882

Stewardship Engagement June & July 2026

Significant transformation since 2020 Taking actions to position Aegon as a leader in investment, protection and retirement solutions What we do Aegon unites a diverse range of businesses that, together, help millions of people around the world live their best lives. Transamerica, which now represents around 80% of our operations, is a leading provider of life insurance, retirement, and investment solutions, which serves over 10 million customers with a strong track record of making financial services available to the many, not just the few. Increasing focus • Clear focus on core and growth markets, divested sub-scale businesses and small positions • Created a leading Dutch business with the combination of Aegon’s Dutch pension, life, non-life insurance and banking businesses with Dutch peer a.s.r., completed July 2023 • Substantial growth of Strategic Assets, Transamerica’s growth-oriented distribution, retirement and protection businesses where Aegon is actively deploying capital, distinct from Financial Assets • Strong partnerships in large international growth markets Building foundations • Significant derisking of balance sheet • Increasing quantum and quality of capital generation • Transamerica as an iconic brand at the heart of “Main Street” America • Vastly improved operational and commercial capabilities in all business units following meaningful investment Implementing strategy • Significant reallocation of capital across geographies and product lines coupled with reduction of risk • Within the U.S., significant shift in capital allocation to Strategic Assets and future growth in the U.S. • Announced sale of Aegon UK to Standard Life, expected to close by year-end 2026, with proceeds to fund deleveraging and share buybacks • Implementing Aegon AM’s path to grow and support other Aegon businesses • Profitable growth in International markets

This strategic move underpins our ambition to become a leading U.S. life insurance and retirement group, shaping the future of our company • Focusing on the large and growing U.S. market for life, protection and retirement solutions Aegon is • Building a bigger, broader, and more profitable U.S. life insurance and retirement industry leader relocating • Aegon’s proposed U.S. aligned governance framework and to the U.S. recent agreement with Vereniging Aegon (VA) is an important step in our planned relocation • Redomiciliation is subject to shareholder approval at an EGM in the fourth quarter of 2026 At completion of the transition, aimed to conclude by January 2028, Aegon Ltd. will continue its journey as Transamerica Inc. 3

U.S. market presents a compelling opportunity for growth

The U.S. is a vibrant and innovative economy…

#1 in nominal GDP (USD 31 trillion)[1]

60 million employees in small and medium businesses that create 65% of all jobs[2]

Global Innovation Index[3] **#3**

Largest insurance market with life insurance growing above GDP[1]

… with favorable demographics …

+20 years in average life expectancy over the last century[4]

11 Thousand Americans turn 65 every day[5]

100 million uninsured or underinsured people in the U.S.[6]

… creating growing and sustainable demand

USD 3 trillion Life protection gap (50% household penetration)[7]

75% of population not very knowledgeable about retirement financial planning[8]

USD 7 trillion gap between what Americans have saved for retirement and the amount they will ultimately require[9]

Transamerica

Best positioned to capture the opportunity

- >92 thousand agents serving Main Street America
- Broad and growing retail product portfolio
- Compelling retirement propositions
- Iconic and well-regarded brand

1. International Monetary Fund, Statista, McKinsey Global Insurance Pools, and World Bank.
2. Small Business Administration.
3. World Intellectual Property Organization.
4. CDC.
5. Secure Retirement Institute's Retail Retirement Reference Guide.
6. LIMRA. 7. McKinsey & Co. 8. ACLI. 9. Finseca.

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aegon

U.S. relocation simplifies Aegon's profile

Headquarters

NL → U.S.

Headquarters close to the main operations in the biggest market
- Strategic alignment with core business (Transamerica, ~80% of our earnings and cash flow) and market with significant growth potential
- Moving headquarters to New York
- Becoming a U.S. tax resident
- Upon legal seat change, Aegon will rename to Transamerica Inc.

Legal Domicile

Ltd. → Inc.

Coherent regulatory and compliance framework between largest operation and the Holding
- Moving legal domicile to Delaware, U.S.
- Subject to U.S. insurance supervision[1]

Accounting

IFRS → U.S. GAAP

Aligned accounting framework allows valuation of Aegon on the same basis as U.S. peers
- Moving to semi-annual results reporting in 2026/27 to enable a focused transition to U.S. GAAP
- Transition to US GAAP with final IFRS reporting period in 1H 2027 and US GAAP reporting starting with FY 2027 results

Stock Listing

Euronext (NYSE) → NYSE (Euronext)

Improved access for U.S. investors from coverage of U.S. analysts and inclusion in U.S.-focused indexes
- Maintaining Euronext listing
- Aiming for inclusion in U.S.-focused indexes

1. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation.

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aegon

Board oversight of strategic review process Our directors have the skills and experience to oversee and support our strategic transformation • Our Nomination and Governance Committee is spearheading the Lard Friese David Herzog Albert Benchimol Leni Boeren Mark Ellman review of our governance profile CEO Chairman Committees: NG*, R Committees: CHR, R Committees: CHR*, R Committees: E* Committees: N/A Nationality: American, Nationality: Dutch Nationality: American • The Board has defined clear Nationality: Dutch Nationality: American Canadian, Moroccan design principles and strategic objectives that will guide the transformation • These principles aim to establish a governance framework that reflects best practices among U.S. peers, removes Dutch law legacy provisions, and positions Lori Fouché Jack McGarry Jay Ralph Caroline Ramsay Thomas Wellauer the company as a trusted and Committees: NG, R Committees: A*, CHR Committees: A, NG Committees: A, R* Committees: A, CHR transparent participant in the Nationality: American Nationality: American Nationality: American, Nationality: British Nationality: Swiss U.S. corporate ecosystem Swiss Key: Chair (*) Audit (A) Compensation and Human Resources (CHR) Executive (E) Nomination and Governance (NG) Risk (R) 6

Governance profile as a U.S. company Our overarching goal is to create a framework and implement practices consistent with the expectations of our investors and market standards of leading U.S. companies Aegon intends to move its legal seat to Delaware, the state of incorporation of the majority of U.S. public companies. In connection with this, the Company will amend its bye-laws to align Aegon’s governance with U.S. market standards. Key proposed changes include: ✓ Phased declassification of the Board of Directors, with annual elections for all directors beginning in 2030 ✓ Simplification of the capital structure with the elimination of Common Shares B and Special Cause voting by converting all outstanding Common Shares B held by VA on a 40:1 basis into a single class of common stock with equal voting rights ✓ Authorization of preferred stock, as is customary for U.S. listed companies ✓ Abandon the current 2/3 requirement for contested director elections and adopt majority voting in uncontested elections and plurality voting in contested elections 7

Vereniging Aegon (VA) agreement VA has agreed to the proposed governance framework to support the U.S. redomiciliation VA is a Dutch association of which the main purpose is to represent the interests of Aegon and its stakeholders in a balanced manner, including through charitable and societal activities. As announced on May 28, 2026, Aegon and its largest shareholder, VA, have agreed to the following (subject to certain conditions, including approval of the U.S. redomiciliation and related governance changes at the EGM): ✓ Alignment of VA’s voting rights with its economic ownership through the elimination of the existing Special Cause voting construct—All outstanding Common Shares B held by VA will be converted into Common Shares on a 40:1 basis reflecting its current 18.4% economic interest ✓ VA will be renamed Vereniging Aegon Americas (VAA), maintaining its current purpose, including through charitable and societal activities and maintaining a majority independent board membership ✓ Transfer current Dutch charitable and societal activities to a new, dedicated Netherlands-based organization, Stichting Aegon Fonds Nederland, funded by a EUR 500 million donation from VA 8

Strategic actions and timeline to redomiciliation Indicative timeline Positioning Aegon as a leading U.S. life insurance and retirement group Aegon UK sale to Proposed governance Strengthening of Transition to domestic Aegon completed Standard Life framework and agreement leadership and election of issuer; renaming to transaction with a.s.r. announced with VA announced New York as head office Transamerica Inc. July 2023 April 2026 May 2026 June 2026 Jan. 1, 2028 Dec. 10, 2025 May 2026 4Q 2026 Through H1 2028 June 10, 2026 Capital Markets Day USD 500 million senior EGM to approve First U.S. GAAP AGM reporting FY27 unsecured notes issued to redomiciliation “build” Aegon’s US curve incl. SEC 10 -K filing Redomiciliation EGM Agenda announced following 1. Approval of Redomiciliation to the U.S. and Constitutional rigorous Board -led Documents Amendments to Support U.S. -Aligned Governance strategic review Framework 2. Approval of New Omnibus Equity Plan 9

Executive Compensation & Omnibus Equity Plan Our compensation philosophy remains anchored in pay-for-performance, benchmarked against relevant U.S. life insurance and retirement peers As part of our planned relocation to the U.S., we are moving from a European-style pay framework to a U.S. market-standard approach: ✓ Going forward, executive compensation will be subject to an annual advisory Say-on-Pay vote ✓ Say-on-Pay will cover our Named Executive Officers, which is broader in scope than our current vote ✓ Shareholders will be asked to approve an Omnibus Equity Plan that sets the aggregate pool of shares available for equity awards and the parameters governing those awards ✓ Equity compensation awarded under the plan will be based on role profile and performance and will consider the practices of relevant U.S. peers. Governance standards expected by institutional investors will be reflected in the plan’s design 10

Disclaimer Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com Participants in the Solicitation Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 30, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov. Forward-looking statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20-F for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law. 11

AEGON